Registration No. 333-123311

Issuer Free Writing Prospectus

Filed pursuant to Rule 433

OFFERING SUMMARY

Relating to the Preliminary Prospectus Supplement

Dated December 5, 2006 (subject to completion)

Wachovia Corporation Medium-Term Notes, Series G

Enhanced Growth Securities due •

Linked to the Goldman Sachs Gold Excess Return Index

Offering Upside and Downside Outperformance

Issuer:	Wachovia Corporation
Expected Pricing Date:	•, 2006
Expected Settlement Date:	•
Maturity Date:	•, the date that is three years following the settlement date
Principal Amount:	Each note will have a principal amount of $10. Each note will be offered at an initial public offering price of $10. The notes are not fully principal protected.
Interest:	Wachovia will not pay you interest during the term of the notes.
Market Measure:	The return on the notes is linked to the performance of the Goldman Sachs Gold Excess Return Index, which we refer to as the Index, subject to the maximum payment at maturity.
Payment at Maturity:	At maturity, for each note you own, if the final Index level is greater than the initial Index level, you will receive a cash payment equal to the principal amount of the note plus an amount equal to 150% of the Index upside performance, not to exceed a maximum payment expected to be • per note. The actual maximum payment at maturity will be determined on the pricing date. If the final Index level is less than the initial Index level, you will receive a cash payment equal to the principal amount of the note minus an amount equal to 50% of the Index downside performance. If the final Index level equals the initial Index level, you will receive a cash payment equal to the principal amount of the note. If the final Index level is less than the initial Index level, the amount you receive at maturity will be less than the principal amount of the notes in proportion to one-half the decline in the level of the Index from the initial Index level relative to the final Index level.
Listing:	The notes will not be listed or displayed on any securities exchange, the Nasdaq Global Market or any electronic communications network.
CUSIP Number:	929903565

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or and dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-215-4145 (or by calling 1-704-715-8400 (toll call)) and asking for the Fixed Income Structured Notes Group.

Enhanced Growth Securities due •

Linked to the Goldman Sachs Gold Excess Return Index

Offering Upside and Downside Outperformance

This offering summary represents a summary of the terms and conditions of the Enhanced Growth Securities Linked to the Goldman Sachs Gold Excess Return Index due •. You should not rely on this offering summary to make an investment decision and should read the preliminary prospectus supplement and the prospectus in their entirety before making an investment decision.

Key Characteristics of the Enhanced Growth Securities

The notes are unsecured senior debt obligations of Wachovia Corporation, the performance of which is linked to the performance of the Index. The notes are not principal protected.

Leveraged Upside Participation

If the final Index level is greater than the initial Index level, you will receive a cash payment at maturity equal to the principal amount of the note plus an amount equal to 150% of the Index upside performance, not to exceed a maximum payment expected to be • per note. The actual maximum payment at maturity will be determined on the pricing date. This allows investors to participate in upside performance of the Index at a ratio of 1.5:1, not to exceed a maximum payment. The Index upside performance is equal to the principal amount of each note multiplied by the percentage change in the level of the Index from the pricing date to the valuation date.

Modified Downside Exposure

If the final Index level is less than the initial Index level, you will receive a cash payment at maturity equal to the principal amount of the note minus an amount equal to 50% of the Index downside performance. This allows investors to participate in the downside performance of the Index at a ratio of 0.5:1. The Index downside performance is equal to the principal amount of each note multiplied by the absolute level of the percentage change in the level of the Index from the pricing date to the valuation date.

Principal Protection

The Enhanced Growth Securities do not provide principal protection. If the final Index level is less than the initial Index level, the amount you receive at maturity will be less than the principal amount of the notes in proportion to one-half the decline in the level of the Index from the initial Index level relative to the final Index level.

No Periodic Interest Payments

The Enhanced Growth Securities do not bear periodic interest. You are not entitled to any periodic payment in respect of the performance of the basket.

Considerations for Investors

Who should consider an investment in the notes?

Investors who are willing to hold their notes until maturity and who want to participate in the appreciation of the Index over the term of the notes at a rate equal to 150%, not to exceed a maximum payment expected to be • per note. The actual maximum payment at maturity will be determined on the pricing date. The notes are designed for investors who are also willing to make an investment that is exposed to one-half of the full downside performance risk of the Index.

Who should not consider an investment in the notes?

The notes are not designed for, and may not be a suitable investment for, investors who are unable or unwilling to hold the notes to maturity, who require an investment that yields a regular return, who seek full principal protection for their investment and who are unwilling to make an investment exposed to any downside performance risk of the Index. The notes may not be a suitable investment for investors who prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.

Return at Maturity

The following graph sets forth the return at maturity for a range of final Index levels. The actual maturity payment amount will depend on the actual final Index level as determined by the calculation agent as described in this offering summary and the prospectus supplement.

Return Profile of Enhanced Growth Securities vs. Index

Risk Factors

No guaranteed return of principal. We will not repay you a fixed amount of principal on the notes at maturity. The payment at maturity on the notes will depend on the percentage change in the level of the Index based on the final Index level relative to the initial Index level. If the final Index level is less than the initial Index level, the maturity payment amount will be less than the principal amount of each note. Accordingly, if the level of the Index declines in this manner, you will lose some of your principal.

Yield may be lower. The yield that you will receive on your notes, which could be zero, may be less than the return you could earn on other investments. Even if your yield is positive, your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Wachovia with the same maturity date.

There may not be an active trading market. The notes will not be listed or displayed on any securities exchange, the Nasdaq National Market or any electronic communications network. There can be no assurance that a liquid trading market will develop for the notes. The development of a trading market for the notes will depend on our financial performance and other factors such as the increase, if any, in the level of the Index. Even if a secondary market for the notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high.

A sale prior to maturity may generate a loss. The market price of the notes at any given time may be affected by many factors, including, among other things, the performance of the Index, market views on Wachovia Corporation’s ability to pay its debt obligations, and current interest rates. If you do not hold your notes until maturity, the market price may be less than the maturity payment on the notes, and you may experience a loss.

Regulation of the commodity markets is extensive and constantly changing; future regulatory developments are impossible to predict and may significantly and adversely affect the level of the notes. The level of the Index will depend primarily on the trading price of gold futures in the commodities market. Futures contracts and options on futures contracts markets, including those relating to gold, are subject to extensive statutes, regulations and margin requirements. The Commodities Futures Trading Commission and exchanges, including the New York Mercantile Exchange, the commodities exchange on which gold is traded, are authorized to take extraordinary actions in the event of a market emergency. The regulation of commodity transactions in the United States and other countries is subject to ongoing modification by government and judicial action. The effect of any future regulatory change on the value of the notes is impossible to predict, but could be substantial and adverse to holders of the notes.

There are specific risks associated with gold, the commodity underlying the Index. Gold futures prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold futures prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

Contract pricing in the commodities markets will affect the Index performance amount. As the contracts that underlie the GSCI come to expiration, they are replaced by contracts that have a later expiration. If the market for these contracts (putting aside other considerations) is in “backwardation,” which describes a situation where the prices are lower in the distant delivery months than in the nearest delivery months, a “roll yield” is created. Certain of the commodities included in the GSCI, such as gold, which is the commodity underlying the Index, have historically been “contango” markets. Contango markets are markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. Contango in the commodity markets could result in negative “roll yields,” which could adversely affect the level of the Index and accordingly, because of the formula used, decrease the maturity payment amount on your note. Historically, gold has remained consistently in contango and is expected to be contango in the future. Therefore, it is expected that the level of the Index, relative to the actual price of gold, will be adversely affected by negative roll yields.

Inclusion of costs in original issue price likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Wachovia is willing to purchase the notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by Wachovia, as a result of dealer discounts, mark-ups or other transactions.

Certain Tax Considerations

The treatment of notes for the United States federal income tax purposes is uncertain. By purchasing a note, you and Wachovia hereby agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a pre-paid cash-settled derivative contract linked to the level of the index. Under this characterization of the notes, you generally should recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for the notes.

In the opinion of Sullivan & Cromwell LLP, it would be reasonable to treat the notes in the manner described above, but it would also be a reasonable interpretation of current law for the notes to be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. Because of the uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the securities.

All individuals who are considering an investment in the securities should read in its entirety the section entitled “Supplemental Tax Considerations” in the Preliminary Prospectus Supplement.

Historical Information About the Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the Index during any period shown below is not an indication that the closing level of the Index is more or less likely to increase or decrease at any time during the term of the notes. The historical levels of the Index do not give an indication of future performance of the Index. We cannot make any assurance that the future performance of the Index will result in holders of the notes receiving a positive total return on their investment.

We obtained the closing levels of the Index listed below from Bloomberg Financial Markets without independent verification. The actual level of the Index at or near maturity of the notes may bear little relation to the historical levels shown below.

The following table sets forth the published high and low closing levels of the Index and the level of the Index at the end of each quarter from January 1, 2003 through September 30, 2006, and for the period from October 1, 2006 through December 4, 2006. On December 4, 2006, the closing level of the Index was 62.23198. This historical data on the Index is not indicative of the future levels of the Index or what the market value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the notes.

Quarterly High, Low and Closing Level of the Index

Quarter – Start Date	Quarter – End Date	High Closing Level of the Index	Low Closing Level of the Index	Quarter – End Closing Level of the Index
01/01/2003	03/31/2003	41.29480	35.45020	36.53460
04/01/2003	06/30/2003	40.36530	34.94050	37.46580
07/01/2003	09/30/2003	41.83870	37.03440	41.59100
10/01/2003	12/31/2003	44.82150	39.83510	44.70330
01/01/2004	03/31/2004	45.85280	42.08830	45.78980
04/01/2004	06/30/2004	45.84330	40.08150	41.90490
07/01/2004	09/30/2004	44.52200	41.28130	44.52200
10/01/2004	12/31/2004	48.26300	43.90780	46.21780
01/01/2005	03/31/2005	46.85650	43.45090	44.94840
04/01/2005	06/30/2005	45.92566	43.28328	45.29356
07/01/2005	09/30/2005	48.62550	43.53606	48.26781
10/01/2005	12/31/2005	53.87344	46.79618	52.59629
01/01/2006	03/31/2006	58.90695	53.49840	58.39930
04/01/2006	06/30/2006	71.82058	55.84185	60.72124
07/01/2006	09/30/2006	65.82884	56.29777	58.34497
10/01/2006	12/04/2006	62.42320	54.72376	62.23198

THIS OFFERING SUMMARY SUMMARIZES AND CONDENSES THE PRELIMINARY PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. YOU SHOULD NOT RELY ON THIS OFFERING SUMMARY TO MAKE AN INVESTMENT DECISION AND SHOULD READ THE PROSPECTUS AND THE PRELIMINARY PROSPECTUS SUPPLEMENT IN THEIR ENTIRETY BEFORE MAKING AN INVESTMENT DECISION.